October 8, 2015

VIA EDGAR
United States Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Emily Drazan

Re:	WPCS International Incorporated (the “Company”) Registration Statement on Form S-3 Filed September 30, 2015 File No. 333-207205

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM Eastern Daylight Time on October 13, 2015, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WPCS International Incorporated By: /s/ Sebastian Giordano Name: Sebastian Giordano Title: Interim Chief Executive Officer

cc:	Robert S. Matlin, Esq. Jonathan M. Barron, Esq.